Exhibit 4.1.2

AMENDMENT NO. 2 TO THE ADMINISTRATIVE SERVICES AGREEMENT

This AMENDMENT NO. 2 TO THE ADMINISTRATIVE SERVICES AGREEMENT (this “Amendment”), dated as of January 01, 2022 is made by and between Navios South American Logistics Inc. a Marshall Islands corporation (“NSAL”) and Navios ShipManagement Inc., a Marshall Islands corporation (“NSM”, and together with NSAL, the “Parties”) and amends the Administrative Services Agreement (the “Management Agreement”) entered into between NSAL and Navios Maritime Holdings Inc. on April 12, 2011 as assigned to Navios Corporation on May 28, 2014 and subsequently to NSM on August 29, 2019, and as further amended on April 6, 2016.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given them in the Agreement.

W I T N E S S E T H:

WHEREAS, the Parties desire to amend the Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Section 10 of the Agreement shall be amended and restated as follows:

“Term And Termination. This Agreement shall have a term until January 1, 2027 and shall be automatically renewed for a period of other five (5) years, unless terminated by either party hereto on not less than one hundred and twenty (120) days’ notice if:

(a)       in the case of Navios Logistics, there is a Change of Control of NSM;

(b)       in the case of NSM, there is a Change of Control of Navios Logistics;

(c)       the other party breaches this Agreement;

(d)       a receiver is appointed for all or substantially all of the property of the other party;

(e)       an order is made to wind-up the other party;

(f)       a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(g)       the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

 This Agreement may be terminated by either party hereto on not less than three hundred and sixty-five (365) days notice for any reason other than any of the reasons set forth in the immediately preceding paragraph.”

2.	Full Force and Effect. Except as modified by this Amendment, all other terms and conditions in the Agreement shall remain in full force and effect.

3.	Effect. Unless the context otherwise requires, the Agreement, as amended, and this Amendment shall be read together and shall have effect as if the provisions of the Agreement, as amended, and this Amendment were contained in one agreement. After the effective date of this Amendment, all references in the Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Agreement shall mean the Agreement, as amended, as further modified by this Amendment.

4.	Counterparts. This Amendment may be executed in separate counterparts, all of which taken together shall constitute a single instrument.

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       IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day and year first above written.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

/s/ Ioannis Karyotis

__________________________________
By: Ioannis Karyotis

Title: Chief Financial Officer

NAVIOS SHIPMANAGEMENT INC.

/s/ George Achiniotis

__________________________________
By: George Achniotis

Title: President/Director